ACGM, INC.

STATEMENT OF FINANCIAL CONDITION

December 31, 2015

ASSETS		
Cash	$	114,694
Securities owned, pledged, at fair value (including $ 11,576 of accrued coupon interest receivable)		2,587,928
Due from Broker		75,513
Office equipment, net		21,116
Other assets		63,868
	$	2,863,119
LIABILITIES AND STOCKHOLDER'S EQUITY		
Liabilities		
Securities sold under agreements to repurchase	$	1,609,313
Accounts payable and accrued expenses		244,037
Due to affiliate		233,658
Total liabilities		2,087,008
Stockholder's equity		
Common stock, no par value, 200 shares authorized, 100 shares issued and outstanding		1,000
Additional paid-in capital		13,344,923
Accumulated deficit		(12,569,812)
Total stockholder's equity		776,111
	$	2,863,119

See accompanying notes to financial statements.